SOL Strategies to Participate in Water Tower Research Insights
Conference on April 14, 2026

TORONTO, April 9, 2026 - SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) ("SOL Strategies" or the "Company"), one of the first publicly traded companies dedicated to growing and building the Solana Economy, today announced that CEO Michael Hubbard and Steve Ehrlich, Chief Strategy Officer, will participate in the upcoming Water Tower Research Insights Conference taking place on Tuesday, April 14, 2026, at 11:10 am EDT.

The presentation will be hosted by John Roy, Managing Director at Water Tower Research, and will cover the following topics:

● SOL Strategies Current Business Model

● Acquisition of Darklake Labs

● STKESOL and the Liquid Staking Opportunity

● Macroeconomic Conditions and the State of Solana

● Growth Strategy

The WTR Insights Conference is a virtual event designed for investors seeking direct access to company management teams and differentiated insights across innovative businesses spanning all sectors covered by Water Tower Research. Through a series of fireside chat discussions and curated post-event engagement opportunities, attendees will gain a deeper understanding of each company's strategy, competitive positioning, and long-term growth outlook.

Advance registration is encouraged to secure access to the full agenda, company lineup, and live sessions, as well as on-demand replays following the event EVENT REGISTRATION LINK

About SOL Strategies
SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:

Doug Harris, Chief Financial Officer, 416-480-2488

John Ragozzino, CFA, solstrategies@icrinc.com, 203-682-8284

Media Contact: solstrategies@scrib3.co

About WTR
Modernizing Investor Engagement Through Research-Driven Communications. At WTR, we help companies and investors connect by creating expert information flow and strategies that are the foundation of a successful modern investor engagement platform. Our analysts and capital markets professionals bring decades of unrivaled Wall Street experience and insight to a new digital world of investor communications and engagement. Our research and investor content is open for everyone to access and distributed across traditional research aggregators like Bloomberg, FactSet, etc., proprietary direct distribution lists, social media, search engines, and our website. As a result, every institutional and retail investor has equal access to our high-quality company research. Our mission is to help companies proactively reach investors while bringing investors a consistent flow of quality information to help them understand our clients' businesses, industries, and the investment opportunities they present.

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the Company's participation in the WTR Insights Conference and the topics expected to be discussed therein. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.